Filed by Zapp Electric Vehicles Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CIIG Capital Partners II, Inc.

Commission File No.: 001-40802

ZAPP REVEALS PRODUCTION VERSION OF i300 CARBON LAUNCH EDITION

•	Zapp i300 Carbon Launch Edition, with its innovative exoskeleton design, is a high-performance urban electric motorcycle offering a unique blend of superbike specifications and scooter agility

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Production is limited to 1,000 units globally, and each vehicle comes with premium features—a carbon fibre fender, diamond cut wheels, red rear spring, Union Jack decal, carbon hard carrier, and a commemorative plaque with the founder’s signature

•	Now available to pre-order on Zapp’s new website (www.zappev.com) featuring a high-definition 3D configurator for customers to personalise their i300

•	Combined with the flagship Paris Zapp store, the new website marks the rollout of Zapp’s innovative drop-ship-direct-to-customer (DSDTC) sales model

•	Zapp’s DSDTC model is designed to provide customers with freedom and choice over how they experience, build and purchase their i300 and future Zapp vehicles

•	Media assets can be found here

LONDON, March 22, 2023—Zapp Electric Vehicles Limited (“Zapp” or the “Company”), a UK-based high-performance two-wheel electric vehicle company, today revealed the production version of its limited-run i300 Carbon Launch Edition.

The i300 Carbon Launch Edition is designed and built with premium specifications, featuring unique carbon fibre fender, diamond cut wheels, a red rear spring, carbon hard carrier and a commemorative plaque with the founder’s signature. Just 1,000 units will be built.

Today also sees the launch of the new Zapp e-commerce website (www.zappev.com) which features a high-definition 3D configurator for customers to explore and build the i300, as well as order their bike.

In combination with Zapp’s boutique-style Paris flagship store, the new website marks the rollout of Zapp’s innovative drop-ship-direct-to-customer (DSDTC) sales model, which offers customers more control over how they build and order their i300, online or in-store. A “Zapper”, a franchised and trained technician, in a Zapper van will deliver and service Zapp vehicles at the location of the customer’s choice.

Swin Chatsuwan, founder and CEO of Zapp, said: “We are incredibly proud of the i300 Carbon Launch Edition. It is our expression of performance and style. With the launch of the new Zapp website, we are upholding our philosophy to make Zapp vehicles ‘easy to buy and easy to own.’ Zapp’s boutiques are relaxed places where customers can discover the product and ownership experiences in a friendly, informative, no-haggling environment. Equally, our new configurator and website have been built on simplicity and transparency for the customer.”

The Paris store is the first of a global network of Zapp stores which will offer customers the opportunity to test ride the i300 , as well as to learn about the product.

As an antidote to the traditional automotive showroom model, Zapp experts will be on hand to introduce the i300 and all of its features and guide the customer through the online configuration and ordering process.

If a customer prefers to order online without visiting a store, they can do so on www.zappev.com. This offers price transparency and freedom of choice across the sales journey.

The DSDTC model has been designed to uphold Zapp’s core philosophy of ensuring its vehicles are ‘easy to buy and easy to own’. Every customer will have their i300 delivered to an address of their choice. The bike will be delivered in a Zapper van by a trained Zapper, who will provide a complete handover of the i300.

Any servicing of the i300 will also be performed on-site at a location of the customer’s choice – whether at home, an office or somewhere else – by a Zapper in a Zapper van.

The Zapp i300 electric performance city bike is built around an exoskeleton architecture and powered by an advanced electric motor, enabling it to match the acceleration of high-performance motorcycles in a step-through architecture. The i300’s interior permanent magnet electric motor and carbon fibre belt drive combine to drive acceleration from 0 to 30 mph (48km/h) in just 2.3 seconds and from 0 to 50 mph (97km/h) in 5.0 seconds.

Proposed Business Combination

On November 22, 2022, Zapp and CIIG Capital Partners II, Inc., a U.S. publicly-listed blank check company (Nasdaq: CIIG) (“CIIG II”), announced that they have entered into a definitive merger agreement (the “Merger Agreement”). Upon closing of the transaction contemplated by the Merger Agreement (the “Business Combination”), the combined company, Zapp Electric Vehicles Group Limited (“Pubco”), a Cayman Islands exempted company, is expected to list its ordinary shares on the Nasdaq under the ticker symbol “ZAPP”. The Business Combination is expected to close in the first half of 2023, subject to stockholder approvals and other customary closing conditions.

About Zapp

Zapp Electric Vehicles Limited is a British company – run by a team of experts from the mobility industry – on a mission to redefine the electric two-wheeler segment. Zapp created the i300 as an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to market from Zapp. Zapp is expected to operate a high-quality direct-to-customer (DTC) experience called DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers” who provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

About CIIG Capital Partners II, Inc.

CIIG Capital Partners II, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants trade on the Nasdaq under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Ralf Esper

(949) 574-3860

zapp@gatewayir.com

Global Media Relations Contact:

Influence

Lisa Palmer

+ 44 (0) 7956 710028

pr@zappev.com

North America Media Relations Contact:

Gateway PR

Zach Kadletz

(949) 574-3860

zapp@gatewayir.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination between Zapp, CIIG II and Pubco, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the risk that CIIG II may not have sufficient funds to consummate the Business Combination, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (viii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (x) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (xi) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive electric vehicle industry, (xiv) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xvi) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvii) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, Pubco and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, Pubco filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco. The SEC declared the Registration Statement effective on March 17, 2023, and CIIG II has mailed a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the definitive proxy statement/prospectus, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s Annual Report on Form 10-K, filed with the SEC on February 14, 2023 and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.